August 20, 2010

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Angie Kim, Brigitte Lippmann and H. Christopher Owings

Re:	Form 10-K for Fiscal Year Ended January 2, 2010
Filed March 3, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2010
File No. 000-19848

Dear Ladies and Gentlemen:

On behalf of Fossil, Inc. (the “Company”), reference is made to the letter dated July 28, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of the Company for the fiscal year ended January 2, 2010, filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2010 (the “Form 10-K”), and the Definitive Proxy Statement on Schedule 14A filed with the Commission on April 15, 2010 (the “Proxy Statement”). We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response thereto set forth immediately under such comment.

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 2, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies and Estimates, page 44

Impairment of Goodwill and Trade Names, page 45

1.	Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill as well as the risks that additional charges may be required in future periods. Refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 33-8350. For example, disclose exactly when you perform the annual impairment test in the fourth quarter and identify the reporting unit at which you test goodwill for impairment. In addition, you should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should provide:

•	the percentage by which the fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•

a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible if the valuation model assumes recovery from a business downturn within a defined period of time; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company evaluates goodwill for impairment annually as of the end of the fiscal year by comparing the fair value of the reporting unit to its recorded value. The Company defines its reporting units in accordance with ASC 350-20-20 which defines a reporting unit as “an operating segment or one level below an operating segment (referred to as a component).” The components within each of the Company’s operating segments have similar economic characteristics. Therefore, the components within each of the operating segments are aggregated and each operating segment is deemed a single reporting unit in accordance with ASC 350-20-35-35. As of January 2, 2010, the fair values of each of the Company’s three operating segments containing goodwill, United States-Wholesale, Europe-Wholesale and Other International-Wholesale, exceeded the respective carrying values by more than 98%.

Beginning with the Company’s Annual Report on Form 10-K for fiscal year 2010, the Company will expand its disclosures as follows:

The Company evaluates goodwill for impairment annually as of the end of the fiscal year by comparing the fair value of the reporting unit to its recorded value. The Company has three reporting units under which it evaluates goodwill for impairment, United States-Wholesale, Europe-Wholesale and Other International-Wholesale. The fair value of the Company’s reporting units is estimated using market comparable information. Based on the analysis, if the estimated fair value of a reporting unit exceeds its recorded value, no impairment loss is recognized. As of January 2, 2010, the fair values of each of the Company’s three operating segments containing goodwill, United States-Wholesale, Europe-Wholesale and Other International-Wholesale, substantially exceeded the respective carrying values.

Judgments and assumptions are inherent in the Company’s estimate of future cash flows used to determine the estimate of the reporting unit’s fair value. The most significant assumptions associated with the fair value calculations include net sales growth rates and discount rates. If the actual future sales results do not meet the assumed growth rates, future impairments of goodwill may be incurred.

2.	We note your impairment discussion with respect to indefinite lived trade names. However, your disclosures do not provide any insight into the potential for further impairment charges. Given the significant amount of your indefinite lived trade names and to enhance your disclosures for transparency, please revise to include a summary of your significant trade names and the percentage by which their fair values exceeded recorded values.

Response:

Beginning with the Company’s Annual Report on Form 10-K for fiscal year 2010, the Company will expand its disclosures as follows:

The Company evaluates trade names annually as of the end of the fiscal year by comparing the fair value of the asset to its recorded value. The fair value of the asset is estimated using discounted cash flow methodologies. The MICHELE trade name represented approximately 88.9% and 79.3% of the Company’s total trade name balances as of fiscal year end 2009 and 2008, respectively. The Company performed the required annual impairment test and recorded impairment losses of $2.7 million in fiscal 2009 related to the ZODIAC and OYZTERBAY trade names and $7.9 million in fiscal 2008 related to the MICHELE and ZODIAC trade names. No trade name impairment losses were recorded in 2007. As of January 2, 2010, the fair value of the MICHELE trade name exceeded its carrying value by approximately 9.3% and the ZODIAC and OYZTERBAY trade name carrying values were written down to their respective fair values. Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis, actual results may differ which could alter the fair value of the trade names and possibly cause impairment charges to occur in future periods.

Results of Operations, page 50

3.	You provide a discussion of the various business reasons behind the change of net sales from the prior year. However, in circumstances where there are more than one driver behind the change, you should quantify the incremental impact of each individual driver in your discussion so as to enable investors to better understand your performance. For example, you indicate that the net sales decline in your European wholesale segment during fiscal year 2009 was primarily the result of sales volume declines in your core watch and jewelry businesses of 9.4% and 16.1%, respectively. While this information is helpful, you do not quantify the actual net sales change for your watch and jewelry business. Further, we note your disclosures that your leather business increased 18.5% during fiscal 2009 without specific quantification of the actual leather net sales resulting from volume or price changes. In this regard, please quantify by brand and business the actual net sales and the increase resulting from volume or price changes to provide a more complete picture of the variability of your net sales. Refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Response:

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending October 2, 2010, the Company’s disclosures will be expanded in future filings to quantify the incremental impact of each driver on the Company’s significant businesses - watches, leather and jewelry. For example:

The net sales decline in the European wholesale segment during fiscal year 2009 was primarily the result of sales volume declines in the Company’s core watch and jewelry business of 9.4%, or $35.9 million and 16.1%, or $17.3 million, respectively. The declines had a bigger impact on the Company’s larger, more penetrated businesses. The decrease in the Company’s watch business was principally the result of FOSSIL and licensed brand watch sales volumes declining 6.7% and 9.3%, respectively.

Additionally, where appropriate, the Company’s disclosures will differentiate net sales increases and decreases related to volume or price changes.

Notes to Consolidated Financial Statements, page 69

Note 7. Derivatives and Risk Management, page 80

4.	We note your disclosures of the use of foreign currency forward contracts to hedge the various future intercompany inventory payments and that the contracts closely match the terms of the underlying transaction for hedge accounting treatment. Please explain to us and disclose in more detail your hedge strategy when you designate the hedge instruments with the underlying hedged transactions. In addition, please tell us and disclose how you assess the effectiveness of your cash flow hedges.

Response:

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending October 2, 2010, the Company’s disclosures will be expanded in future filings as follows:

The Company is exposed to certain risks relating to its ongoing business operations, which it attempts to manage by using derivative instruments. The primary risks managed by using derivative instruments are the future payments of intercompany inventory transactions, denominated in U.S. dollars, by non-U.S. dollar functional currency subsidiaries. For a period generally not to exceed eighteen months, the Company will evaluate projected intercompany sales volumes and enter into foreign currency forward contracts (“forward contracts”) for up to 65% of forecasted future payments of U.S dollar denominated intercompany inventory transactions to manage fluctuations in global currencies that will ultimately be used to settle such U.S. dollar denominated inventory purchases. Forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon settlement date. Each of the Company’s forward contracts are designated as single cash flow hedges that encompass the variability of functional equivalent cash flows attributed to foreign currency risk related to the settlement of a foreign currency denominated payment resulting from forecasted inventory transactions. Fluctuations in exchange rates will either increase or decrease the Company’s U.S. dollar equivalent cash flows and affect the Company’s U.S. dollar earnings. Gains or losses on the forward contracts that are used to hedge these exposures are expected to offset this variability to the extent that such variability is hedged by a forward contract. The Company’s forward contracts meet the criteria for hedge eligibility noted at ASC 815-20-25-30 and ASC 815-20-25-43(b)(4), which requires that they represent foreign-currency-denominated forecasted intra-entity transactions in which (1) the operating unit that has the foreign currency exposure is a party to the hedging instrument and (2) the hedged transaction is denominated in a currency other than the hedging unit’s functional currency. At the inception of the hedge, the hedging relationship is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk. In accordance with ASC 815, the Company assesses hedge effectiveness under the critical terms matched method at inception and at least quarterly throughout the life of the hedging relationship. If the critical terms (i.e. amounts, currencies, and settlement dates) of the forward currency exchange contract match the terms of the forecasted transaction, the Company concludes that there is no hedge ineffectiveness.

For a derivative instrument that is designated and qualifies as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss), net of taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. The Company’s cash flow hedges resulted in no ineffectiveness in the statements of income and comprehensive income for the years ended January 3, 2009 and January 2, 2010.

ASC 815 requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Forward contracts are recorded at fair value at each balance sheet date and the change in fair value is recorded to other comprehensive income within the equity section of the balance sheet until such forward contract gains/losses become realized or the cash flow hedge relationship is terminated. If the cash flow hedge relationship is terminated, the derivative gains or losses that are deferred in other comprehensive income (loss) will be recognized in earnings when the hedged cash flows occur. However, for cash flow hedges that are terminated because the forecasted transaction is not expected to occur in the original specified time period, the derivative gains or losses are immediately recognized in earnings. There were no gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges as of January 2, 2010. Hedge accounting is discontinued if it is determined that the derivative is not highly effective. The Company records all cash flow hedge assets and liabilities on a gross basis as they do not meet the ASC 210-220 netting criteria as the Company does not have master netting agreements established with the derivative counterparties that would allow for net settlement.

Note 16. Major Customer, Segment and Geographic Information, page 98

5.	Please provide the revenue disclosures by product as required by FASB ASC 280-50-40.

Response:

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending October 2, 2010, the Company will expand its future disclosures to include revenue for significant product lines as follows:

The following table indicates revenue for each class of similar products in the fiscal years presented (in millions):

	2009	2008	2007
Watches	$1,021.2	$1,059.1	$963.0

Leathers	297.6	277.8	258.0

Jewelry	133.9	150.1	119.6

Other (Eyewear, Footwear, Clothing, etc.)	95.4	96.2	92.4

Total	$1,548.1	$1,583.2	$1,433.0

Schedule II, page 110

6.	Please explain to us why your bad debt allowance has been increasing for the past three fiscal years. In this regard, we note ending reserve balances of $9,923,000, $13,364,000 and $15,963,000 for the fiscal years ended 2007, 2008 and 2009, respectively. Please be detailed in your analysis.

Response:

The Company’s bad debt allowance has increased over the past three years due to the challenging global economic environment. The Company sells its merchandise primarily to department stores and specialty retail stores worldwide. The Company extends credit based on an evaluation of each customer’s financial condition, usually without requiring collateral. Many of the Company’s customers both domestically and internationally have experienced financial difficulties including bankruptcy. The Company has increased its bad debt allowance to reserve for these bankruptcies, increased risks of non-payment and increased risk of customer charge-backs as a result of the difficult economic environment. The Company’s policy is to maintain the reserve balances for bankruptcies until such time as the bankruptcies are actually settled. Additionally, the Company closely monitors its customers’ payment patterns in light of the current economic environment and establishes specific reserves for customers that become slow pay.

Where appropriate, the Company will expand its disclosures to include the above information in future filings as applicable.

Exhibits, page 111

7.	It appears that exhibit 10.13, the Loan Agreement with Wells Fargo Bank dated September 23, 2004, does not include Exhibits A and B. Please advise or refile a complete copy of this agreement with your next periodic report.

Response:

The current versions of Exhibits A and B to Exhibit 10.13 are filed as Exhibits 10.54 and 10.53, respectively, to the Company’s Annual Report on Form 10-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 15, 2010

Compensation Discussion and Analysis, page 21

Compensation Program Objectives and Philosophy, page 21

8.	We note your disclosure in the last paragraph in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach that conclusion.

Response:

In determining that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company, the Company’s Vice President of Human Resources (the “VP of HR”) and the Company’s Compensation Committee evaluated the risk profile of the Company’s compensation programs and policies. In performing this evaluation, the VP of HR and the Compensation Committee looked at each element of compensation and the associated risks and mitigating factors for each element of compensation. Specifically, the evaluation included the mix of short and long-term incentive compensation, the mix of corporate and specific business unit measures, the use of multiple performance review criteria, the Compensation Committee’s discretion in making individual awards and caps on individual compensation awards.

Use of Performance Rating, page 22

9.	We note your disclosure that quantitative and qualitative measures are analyzed to determine the performance rating for each executive officer, which is then used to calculate the elements of compensation. Please describe in greater detail the measures analyzed for each executive officer in fiscal 2009, and disclose how they resulted in the “exceeds expectations” performance rating for each executive officer. See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

Response:

Each named executive officer, other than Mr. Kosta N. Kartsotis, the Chief Executive Officer (“CEO”), who again refused all forms of compensation for fiscal year 2009, (each an “NEO”) was evaluated using the qualitative measures disclosed on pages 22-23 of the Proxy Statement. For fiscal year 2009, each of the NEOs was also evaluated using the following quantitative measures of the Company’s performance:

In determining the performance rating for Mr. Barnes, the Compensation Committee and CEO considered business metrics including the successful achievement of sales objectives, the amount of operating income for fiscal year 2009, the gross margin percentage for fiscal year 2009, and the retention of top talent at the Company.

In determining the performance rating for Mr. Kovar, the Compensation Committee and CEO considered business metrics including formulating and implementing a revised business reporting methodology, expanding conference and marketing activities, and delegating quarterly and year-end analytical analysis.

In determining the performance rating for Ms. Pritchard, the Compensation Committee and CEO considered business metrics including the amount of operating income for fiscal year 2009 and customer service metrics.

In determining the performance rating for Mr. Quick, the Compensation Committee and CEO considered business metrics including sales targets and earnings per share objectives for fiscal year 2009, the amount of operating income for fiscal year 2009, the gross margin percentage for fiscal year 2009 and the retention of top talent at the Company.

Performance ratings for each NEO can range from “outstanding,” to “exceeds expectations,” to “meets expectations,” to “improvement needed” and finally to “unsatisfactory.” The Compensation Committee and CEO review the qualitative and quantitative measures and subjectively determine the appropriate performance rating. The Compensation Committee and CEO do not assign any specific weights to the various qualitative and quantitative factors nor do they use any formulas to determine the appropriate performance rating. In addition, no one qualitative or quantitative factor is material to the ultimate determination of each NEO’s performance rating. Based on the quantitative and qualitative measures analyzed for each NEO, the Compensation Committee and CEO awarded an “exceeds expectations” performance rating to each NEO for fiscal year 2009.

The Company will include comparable information in future filings.

Annual Cash Incentive Opportunities, page 25

10.	We note your disclosure that in fiscal 2009 you exceeded your maximum operating income target and 100% of the Named Executive Officer’s eligible bonus amount based on their performance rating was paid in 2010. Please tell us why you have not reflected these bonuses under the non-equity incentive plan compensation column in the summary compensation table for fiscal 2009, since it appears that these bonuses were earned in fiscal 2009. See Instruction 4 to Item 402(c) of Regulation S-K.

Response:

For fiscal year 2009, the Company did not report the amount of the cash incentive bonus awarded to each NEO in the non-equity incentive plan compensation column of the Summary Compensation Table because the Company did not believe the bonuses were earned until fiscal year 2010. Under Item 402(c) of Regulation S-K, the Company is required to report bonuses in the fiscal year during which the last relevant performance criteria is satisfied. The Company has historically taken the position that the determination of the performance rating for each NEO, which occurs in the next fiscal year, is the last performance criteria that must be satisfied for the bonuses to be earned by the NEO. However, in future filings, the Company will include the amount of bonuses awarded to each of the NEOs in the fiscal year in which the Company’s operating income is measured, rather than the fiscal year in which the performance rating is determined.

11.	Please quantify the fiscal 2009 annual cash incentive bonus for each executive officer and disclose how it was calculated. In your response, please also disclose the performance rating, quantify the actual operating income achieved, and describe the formula applied to calculate each executive officer’s bonus. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Response:

During fiscal year 2009, each NEO was eligible to receive a cash bonus payment under the Company’s annual cash incentive plan calculated in accordance with the following formula:

NEO Bonus Amount = NEO Salary x Bonus Payout Target Percentage x Performance Rating Percentage

The determination of each of the inputs to the foregoing formula is discussed in more detail below. During fiscal year 2009, Mr. Kosta N. Kartsotis again refused all forms of compensation. As a result, Mr. Kartsotis was not paid a cash bonus for fiscal year 2009 and the following discussion does not address Mr. Kartsotis.

NEO Salary. For fiscal year 2009, the salary used in the bonus calculation for each NEO was:

Mike Barnes - $650,000

Mike Kovar - $340,000

Jennifer Pritchard - $470,000

Mark Quick - $540,000

Bonus Payout Target Percentage. The Bonus Payout Target Percentage is based on the Company’s operating income for the fiscal year. For fiscal year 2009, the operating income target thresholds for a payout (10% award), midpoint (50% award) and maximum (100% award) were $158 million, $168 million and $182 million, respectively. In fiscal year 2009, the Company achieved operating income of $212 million. As a result, for fiscal year 2009, the Bonus Payout Target Percentage for each NEO was 100%.

Performance Rating Percentage. The Performance Rating Percentage is based on the performance rating of each NEO for the fiscal year. For fiscal year 2009, each NEO received an “exceeds expectations” performance rating, resulting in a Performance Ratings Percentage of 50% for each NEO.

NEO Bonus Amounts. As a result of the foregoing inputs, the cash bonus amounts for each NEO for fiscal year 2009 were:

Mike Barnes – $325,000

Mike Kovar – $170,000

Jennifer Pritchard – $235,000

Mark Quick – $270,000

The Company will include comparable information in future filings.

Retention and Incentive Equity Awards, page 26

12.	Please disclose in greater detail the factors taken into consideration in determining the number of restricted stock and stock appreciation rights granted to each named executive officer, and explain how the award amounts were determined for fiscal 2009.

Response:

In the first quarter of fiscal 2009, the Company prepared recommended amounts of awards of equity for each employee level within the Company eligible to participate in the Company’s equity plan. The amount of equity awarded varied based on the performance review rating of the employee. The higher the performance review rating, the higher the amount of equity awarded.

For the NEOs, the CEO reviews the performance rating of the NEO and the other factors identified in the Proxy Statement and recommends to the Compensation Committee the amount of restricted stock units and stock appreciation rights to be awarded to each NEO (other than the CEO). The Compensation Committee can increase or decrease the recommended awards in its subjective discretion. For fiscal year 2009, the Compensation Committee did not alter the award levels for the NEO recommended by the CEO.

Mr. Kosta N. Kartsotis, the Company’s CEO, again refused all forms of compensation for fiscal year 2009. As a result, Mr. Kartsotis was not awarded any restricted stock units or stock appreciation rights for fiscal year 2009.

The Company will include comparable information in future filings.

* * * * *

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (214) 651-5614.

Very truly yours,

/s/ Garrett A. DeVries
Garrett A. DeVries, Esq.

cc:	Kosta N. Kartsotis, Fossil, Inc.
Randy Hyne, Fossil, Inc.
Mike Kovar, Fossil, Inc.